

11020054

UNITED STATES
SECURITIES AND EXCHANGE CO.
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pyramid Trading LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Boulevard, 20th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Goldman 312-692-5075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey and Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pyramid Trading LP, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public


THERESA VICKERS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
April 05, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Independent Auditor's Report

To the General Partner
Pyramid Trading LP
Chicago, Illinois

We have audited the accompanying statement of financial condition of Pyramid Trading LP (the Partnership) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pyramid Trading LP as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2011

Pyramid Trading LP

Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	19,780
Due from clearing broker		1,812,661
Brokerage execution fees receivable		375,460
Securities and derivatives owned, at fair value		9,613,634
Other assets		12,862
Total assets	$	11,834,397
Liabilities and Partners' Capital		
Liabilities		
Promissory note payable	$	2,382,000
Securities and derivatives sold, not yet purchased, at fair value		3,341,404
Accrued expenses and compensation		1,495,343
Total liabilities		7,218,747
Partners' capital		4,615,650
Total liabilities and partners' capital	$	11,834,397

See Notes to Statement of Financial Condition.

Note 1. Nature of Organization and Significant Accounting Policies

Pyramid Trading LP (the Partnership), a partnership organized under the laws of the State of Illinois, is registered as a broker-dealer under the Securities Exchange Act of 1934 whose business operations consist of proprietary trading primarily in U.S. exchange-traded securities and derivative financial instruments and executing brokerage transactions. All of the Partnership's transactions are cleared by another broker-dealer. The general partner is Oakmont LLC and the Partnership's term is to continue through December 31, 2020.

The following is a summary of the Partnership's significant accounting policies:

Accounting policies: The Partnership follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Partnership follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments: Securities and derivative transactions and the related revenue and expenses are recorded on a trade-date basis. Securities and derivatives owned and sold, not yet purchased, are stated at fair value with related changes in unrealized appreciation or depreciation reflected in net trading gains and losses on the statement of operations. Fair value is generally based on published market prices.

Interest and dividends: Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on an accrual basis.

Brokerage execution fees: The Partnership records brokerage execution fees as earned.

Income taxes: The Partnership is not liable for federal income taxes as each partner recognizes a proportionate share of the Partnership's income or loss in his or her individual tax return. Accordingly, no provision or benefit for federal income taxes has been made in these financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. At December 31, 2010, management has determined that there are no material uncertain income tax positions.

The Partnership is not subject to examination by United States federal and state tax authorities for tax years before 2007.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

Recently adopted accounting pronouncements: In January 2010, the FASB issued an amendment to the guidance on determining fair value which requires new disclosures and reasons for significant transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective for periods beginning on or after December 15, 2009, and was adopted by the Partnership. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. As this guidance is disclosure related only, it does not impact the Partnership's financial condition, results of operations or cash flows.

Note 2. Receivable From and Payable to Clearing Broker

Receivables from and payables to clearing broker include net receivables and payables for unsettled trades and cash and margin balances held at the clearing broker. The Partnership's clearing broker charges the Partnership interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Partnership earns or pays interest from/to its clearing broker based upon the federal funds rate computed on a daily basis on credit/debit balances. At December 31, 2010, securities owned of $9,444,829 are pledged as collateral for amounts payable to the clearing broker and securities and derivatives sold, not yet purchased.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Note 3. Fair Value of Financial Instruments (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following summarizes the Partnership's assets and liabilities accounted for at fair value at December 31, 2010, using the fair value hierarchy:

Fair Value Measurements

Description	Level 1
Securities and derivatives owned:	
Equity securities	$ 9,444,829
Equity index options	168,805
	$ 9,613,634
Securities and derivatives sold, not yet purchased:	
Equity securities	$ 3,024,759
Equity index options	316,645
	$ 3,341,404
Promissory note payable	$ 2,382,000

As of December 31, 2010, all securities and derivatives owned and securities and derivatives sold, not yet purchased trade in active markets and are valued using quoted active market prices or broker or dealer quotations with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy. The promissory note payable was valued using quoted active market prices for the securities received in exchange for the promissory note payable.

Substantially all of the Partnership's assets and liabilities are also considered financial instruments, and are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 4. Derivative Instruments

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows.

The Partnership's derivative activities are limited to the trading of equity and index options. These derivative contracts are recorded on the statement of financial condition as assets and liabilities measure at fair value and the related realized and unrealized gain (loss) associated with these derivatives is recorded in the statement of operations as net trading gains and losses. The Partnership does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

At December 31, 2010, the Partnership's derivative activities had the following impact on the statement of financial condition and the statement of operations:

Statement of Financial Condition:

Type		Fair Value
Securities and derivatives owned		
Equity and index options	$	168,805
Securities and derivatives sold, not yet purchased		
Equity and index options		(316,645)

Note 5. Related-Party Transactions

An entity affiliated through common ownership provides administrative services to the Partnership.

The Partnership has a revolving loan agreement with an affiliated entity that provides for borrowings of up to $10,000,000 at an annual rate of two times the federal funds rate plus 90 basis points and terminates on October 3, 2018. At December 31, 2010, there are no outstanding balances on the loan agreement.

On December 28, 2010, the Partnership executed a promissory note with a related entity for an amount of $2,382,000 at zero percent interest due on January 28, 2011. In return, the Partnership received securities with a fair value of $2,382,000.

Note 6. Indemnification

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Partnership that have not occurred. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Partnership expects the risk of loss to be remote.

Note 7. Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary trading activities, the Partnership enters into various transactions involving derivative financial instruments, primarily exchange-traded equity options contracts. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to market risk. The Partnership attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Partnership has sold securities it does not own and will therefore be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the statement of financial condition at December 31, 2010, at fair values of the related securities and would incur a loss if the fair value of the securities increases subsequent to December 31, 2010.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of credit risk: All trades of the Partnership are cleared through Goldman Sachs Execution & Clearing, LP, the clearing broker. In the event this counterparty does not fulfill its obligations, the Partnership may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

The Partnership maintains cash in its trading accounts at its clearing broker and in bank deposit accounts. The cash in bank deposit accounts at times may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. Management believes the Partnership is not exposed to any significant credit risk on cash.

Note 8. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Partnership had net capital of $2,365,455, which was $2,108,453 in excess of its required net capital of $257,002. The Partnership's net capital ratio was 1.63 to 1.

Note 9. Subsequent Events

On January 5, 2011, the promissory note payable was rescinded and the corresponding securities were returned to the affiliate.

Subsequent to December 31, 2010, the Partnership received contributions of $71,259 and had withdrawals of $608,993.

Pyramid Trading LP

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.